EXHIBIT 99.1



                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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                         PUBLICIS GROUPE LAUNCHES DENUO,
                          A MAJOR NEW FUTURES PRACTICE

      RISHAD TOBACCOWALA TO LEAD NEW VENTURE, JOINED BY OTHER DIGITAL MEDIA LEADERS IN "THE LARGEST ASSEMBLY OF EXPERIENCED, WORLD CLASS DIGITAL
                            TALENT IN THE INDUSTRY"

Paris, Feb. 22, 2006 -- Publicis Groupe today announced the launch of Denuo, a major new strategic initiative designed to anticipate and exploit the rapidly changing digital, interactive and mobile communication environment. Denuo is a stand-alone business, not based on any pre-existing industry model. Denuo's model rests on three pillars, functioning simultaneously as a strategic consultant, an inventor of solutions and as an investor in partnerships. The unprecedented new venture ["denuo" = 'afresh', 'anew' in Latin] will be led by Rishad Tobaccowala, Chief Innovation Officer of Publicis Groupe Media (PGM) and celebrated industry visionary who was identified by BUSINESS WEEK as one of the Top Business Leaders in 2005, and by TIME magazine as a key "Marketing Innovator."

Denuo, with offices in Chicago and New York, will report to Jack Klues, the Chairman of PGM and member of the Management Board of Publicis Groupe. As a Groupe company it will function as a 'plug-and-play' unit working alongside Groupe networks and brands to enrich marketing and communication options for clients. Denuo will also be actively working with new clients and companies. Denuo principals are already engaged in ongoing work with GM, Coca-Cola and others. The company is also venturing with a variety of start-ups including Brightcove, an open Internet TV service, and Shadow TV, a streaming video service that provides all-digital access to live and archived television content via the web.

Its three core activities are:

      o STRATEGIC CONSULTING: Denuo delivers foresight and strategic direction which can give clients a prescriptive advantage as they identify marketing touchpoints of the future. Denuo will also align with media owners, new media developers, technology companies and other content creators/owners, to advise them on developing strategic opportunities for their clients.


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      o  VENTURES AND PARTNERSHIPS: Denuo aims to partner with new companies and individuals who are inventing future pathways to elusive consumers. By so doing, Denuo earns first-mover rights for clients in these ventures. The team is also partnering with some of the key venture capital firms working in new media to help them decide how to invest, develop the companies they invest in, and market the products to clients.

      o CATALYST AND ACTIVATION: A primary focus of Denuo will be to prepare clients for the activation phase of their marketing plans, and to liaise with other Publicis Groupe companies to get the ideas executed. They will leverage their relationships, insights and expertise across all facets (new technology, distribution, creative, etc.) to marry media, marketing and technology. As it did with Play, the gaming practice, and Reverb, the word of mouth discipline, Denuo will secure talent and develop capabilities that will allow clients to effectively market on new platforms.

"THE CREATION OF DENUO IS A VERY IMPORTANT STRATEGIC DECISION FOR OUR GROUPE," SAID MAURICE LEVY, CHAIRMAN AND CEO OF PUBLICIS GROUPE. "WE ARE OF COURSE ALREADY VERY PRESENT IN THE DIGITAL AND INTERACTIVE UNIVERSE AND HAVE CONTINUOUSLY PUSHED THE ENVELOPE WITH VARIOUS IMPORTANT MARKETING INNOVATIONS. WITH DENUO, WE AIM TO PLACE THE ENTIRE GROUPE AT THE VERY CUTTING EDGE OF INNOVATION - FOR THE BENEFIT OF OUR CLIENTS, BY HELPING GET THE MOST FOR THEIR BRANDS IN THIS NEW WORLD; AND FOR THE BENEFIT OF OUR GROUPE, IN IDENTIFYING INVESTMENT OPPORTUNITIES AT A VERY EARLY STAGE. RISHAD TOBACCOWALA IS A RENOWNED EXPERT BOTH OF TECHNOLOGY AND OF MARKETING. HE IS A VISIONARY WITH A UNIQUE CAPACITY TO IMAGINE THE NOT-TOO-DISTANT FUTURE AND ITS CONSEQUENCES FOR CONSUMERS AND CLIENTS. AND HE AND HIS TEAM HAVE A PROVEN TRACK RECORD IN DEVISING UNIQUE MARKETING OPTIONS."

"THIS PRACTICE HAS BEEN INCUBATING FOR SOME TIME INSIDE THE MEDIA COMPANIES, PRIMARILY BECAUSE SO MUCH OF THE CHANGE IMPACTING THE MARKETING ENVIRONMENT HAS BEEN MEDIA DRIVEN," SAID JACK KLUES. "IT MAKES PERFECT SENSE NOW TO EXPAND THIS UNIQUE AND POWERFUL CAPABILITY AND MOVE IT INTO THE 'CENTER' SO THAT ALL PUBLICIS GROUPE CLIENTS CAN HAVE ACCESS TO DENUO'S THINKING AND VISION."

"THERE IS HUGE MARKET DEMAND FOR EXPERTISE THAT CAN SERVE CLIENTS AS SENSORS, EDITORS AND COLLABORATORS, AND WHO CAN WORK IN A PLUG AND PLAY WORLD," SAID RISHAD TOBACCOWALA. "I BELIEVE WE ARE STARTING WITH THE LARGEST ASSEMBLY OF EXPERIENCED, WORLD CLASS DIGITAL TALENT IN THE INDUSTRY. LUCKILY, WE INVESTED EARLY IN MASTERING THIS SPACE, AND NOW WITH THIS NEW COMMITMENT FROM PUBLICIS GROUPE, WE ARE RESOURCED TO BE SINGLE-MINDEDLY FOCUSED ON GETTING TO THE FUTURE FIRST."


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WHO IS DENUO:

Tobaccowala and Klues have hand-picked a group of 15 entrepreneurial partners, some of whom have launched successful SMG Next practices during the past three years. They are also fortifying Denuo with the addition of Nick Pahade, formerly president of WPP's Beyond Interactive and managing director of Media:com digital.

At Beyond, which he left in December, Pahade was integral in leading the agency and creating global digital marketing solutions for clients including Reebok, Cendant, Nokia, GlaxoSmithKline, Masterfoods and Western Union. He is a recognized industry leader on emerging digital media, and joins Denuo as president.

Among those also joining Denuo are the founding members of the Groupe's online and video game unit Play: Tim Harris and PJ MacGregor. Tom Tercek, founder of SMG Access; Courtney Jane Acuff, founder of Digits wireless; and Dan Buczaczer founder of word-of-mouth shop Reverb, also join the DeNuo team. The partnership also includes Scott Witt, digital group director at MediaVest; and Christian Kugel, who was previously a director at market research company Millward Brown.

Tim Hanlon, who launched TV 2.0 at Starcom as well as the ventures practice at PGM, is a key partner who has been actively pursuing collaboration and alignment with emerging companies and VCs for the past several months. As a result of these initiatives, he was named to the Brightcove Advisory Board in 2005.



PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty,; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

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                           Contact at Publicis Groupe:

Pierre Benaich, Inverstor Relations             +33 1 4443 6500

Eve Magnant, Corporate Communications           +33 1 4443 7025


                        Contact at Publicis Groupe Media:

Cheri Carpenter, Corporate Communications       +1 312 220 6218
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